[redacted]

JM

08001913

Johnson Matthey

March 31, 2008

Robert M. Talley
President-Corporate, General Counsel
and Secretary
Office of the President

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 3892
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

SEC Mail
Mail Processing
Section
APR 10 2008
Washington, DC
106

SUPPL

Re: <u>Johnson Matthey PLC - File No. 82-2272</u>

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Transactions of Directors/Persons**	**20 Mar 2008**
2.	**Notification of Transactions of Directors/Persons**	**20 Mar 2008**
3.	**Notification of Transactions of Directors/Persons**	**20 Mar 2008**
4.	**Regulatory Announcement**	**31 Mar 2008**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

PROCESSED
APR 22 2008
THOMSON
FINANCIAL

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/lls
Enclosures
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

4/21

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   W F Sandford

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

   Sale of shares from the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

   N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    N/A

11. Number of shares, debentures or financial instruments relating to shares disposed:

    1,400

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

£19.28

14. Date and place of transaction:

19 March 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N/A

16. Date issuer informed of transaction:

19 March 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
20 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   W F Sandford

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   W F Sandford

8. State the nature of the transaction:

   Exercise of executive share options and subsequent disposal of shares. Details are as follows:

Ordinary Shares under option	*Date of Grant*	*Exercise Price (£)*	*Number Disposed*	*Sale Price (£)*
3,184	19/07/2000	9.42	3,184	19.01
10,035	18/07/2001	10.83	10,035	18.99
13,526	17/07/2002	8.65	13,526	18.99
13,940	17/07/2003	8.98	13,940	18.97

9. Number of shares, debentures or financial instruments relating to shares acquired:

   40,685 shares acquired on exercise, all shares subsequently sold.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

40,685

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

See 8 above

14. Date and place of transaction:

18 March 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N/A

16. Date issuer informed of transaction:

19 March 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
20 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick
S Farrant
W F Sandford
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	21
P N Hawker	21

D W Morgan	21
L C Pentz	18
J N Sheldrick	21
S Farrant	21
W F Sandford	21
I F Stephenson	21
N Whitley	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

    N/A

13. Price per share or value of transaction:

    £19.28

14. Date and place of transaction:

    19 March 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	95,709
P N Hawker	15,635
D W Morgan	40,843
L C Pentz	18,914
J N Sheldrick	97,187

16. Date issuer informed of transaction:

    19 March 2008

17. Date of grant:

    N/A

18. Period during which or date on which it can be exercised:

    N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
20 March 2008

Retirement of Non-Executive Directors

As announced in the Chairman's Statement in the Company's 2007 Annual Report, Charles Mackay and Michael Dearden, non-executive directors, have today retired from the board of Johnson Matthey Plc, each having served on the board for nine years.

Enquiries:

Ian Godwin
Director, Investor Relations and Corporate Communications
Tel: 020 7269 8410

END